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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                                Amendment No. 6
                                       to
                                 SCHEDULE 14D-9

                               ----------------

                     Solicitation/Recommendation Statement
                      Pursuant to Section 14(d)(4) of the
                        Securities Exchange Act of 1934

                               ----------------

                    PLATINUM technology International, inc.
                           (Name of Subject Company)

                    PLATINUM technology International, inc.
                      (Name of Person(s) Filing Statement)

                    Common Stock, Par Value $.001 Per Share
           (Including the Associated Preferred Stock Purchase Rights)
                         (Title of Class of Securities)

                                   72764T101
                     (CUSIP Number of Class of Securities)

                              ANDREW J. FILIPOWSKI
                     President and Chief Executive Officer
                             1815 South Meyers Road
                        Oakbrook Terrace, Illinois 60181
                                 (630) 620-5000
  (Name, Address and Telephone Number of Persons Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

                               ----------------

                                With a copy to:
                                 ARTHUR W. HAHN
                                MATTHEW S. BROWN
                             Katten Muchin & Zavis
                                   Suite 1600
                             525 West Monroe Street
                          Chicago, Illinois 60661-3693
                                 (312) 902-5200

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                                 INTRODUCTION

   PLATINUM technology International, inc. ("PLATINUM") hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9, amended on April 13, 1999, April 19, 1999, May 5, 1999, May 11, 1999 and May 20, 1999 (as amended, the "Schedule 14D-9"), with respect to the tender offer made by HardMetal, Inc., a wholly-owned subsidiary of Computer Associates International, Inc., for all of the outstanding Shares. Capitalized terms not defined herein have the meanings assigned thereto in the Schedule 14D-9.


Item 4.  Solicitation or Recommendation.

   Item 4 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

   The Offer has been extended to expire at 12:00 midnight, New York City time, on May 27, 1999, unless the Purchaser, as required under the Merger Agreement or otherwise in its discretion, elects to extend the period of time for which the Offer is open.


Item 8. Additional Information to be Furnished.

   Item 8 of the Schedule 14d-9 is hereby amended and Supplemented by adding the following text thereto:

   On May 25, 1999, Computer Associates issued a press release attached hereto as Exhibit 17. The information set forth in the press release is incorporated herein by reference.


Item 9. Materials to be Filed as Exhibits.

   Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

   Exhibit 17 Press Release dated May 25, 1999

                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     PLATINUM technology, International, inc.

                                     By: /s/ Andrew J. Filipowski
                                     Name: Andrew J. Filipowski
                                     Title: President, Chairman and Chief
                                      Executive Officer

Dated: May 26, 1999

                                       2

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                                 EXHIBIT INDEX

   Except as noted below, the following Exhibits have been previously filed in connection with this Schedule 14D-9.

  Exhibit
  Number   Description
  -------  -----------
  1        Merger Agreement

  2        Agreement, dated March 29, 1999, among HardMetal, Inc., Andrew
           J. Filipowski, Paul L. Humenansky and Michael Cullinane, granting certain option and proxy rights.

  3        Consulting and Non-Competition Agreement, dated March 29,
           1999, between the Company and Andrew J. Filipowski.

  4        Consulting and Non-Competition Agreement, dated March 29,
           1999, between the Company and Michael Cullinane.

  5        Consulting and Non-Competition Agreement, dated March 29,
           1999, between the Company and Paul L. Humenansky.

  6        Rights Agreement Amendment

  7        Opinion of Credit Suisse First Boston Corporation, dated March
           28, 1999 (Attached to Schedule 14D-9 mailed to stockholders as Annex B)

  8        Consent of Credit Suisse First Boston Corporation

  9        Press Release of the Company and Computer Associates, issued
           March 29, 1999

 10        Confidentiality Agreement dated March 24, 1999 between
           Computer Associates and the Company

 11 Letter dated April 5, 1999 from Andrew J. Filipowski to the stockholders of the Company (Included with Schedule 14D-9 mailed to stockholders)

 12        Annex III to the Merger Agreement

 13        Press Release dated April 15, 1999

 14        Press Release dated April 29, 1999

 15        Press Release dated May 10, 1999

 16        Press Release dated May 19, 1999

 17        Press Release dated May 25, 1999*

--------
*  Filed herewith

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

                                                                  Exhibit No. 11


Computer Associates Receives U.S. Justice Department Clearance for Platinum technology Acquisition

Tender Offer Extended to May 27, 1999

ISLANDIA, N.Y., May 25/PRNewswire/ -- Computer Associates International, Inc. (NYSE: CA) announced today that it has reached an agreement with the U.S. Department of Justice that will permit CA to complete its $3.5 billion acquisition of Platinum technology International, inc. CA also announced that HardMetal, inc., a wholly-owned merger subsidiary of CA, is extending its cash offer to purchase all outstanding shares of common stock of Platinum technology International, inc. for $29.25 until 12:00 midnight, New York City time, on Thursday, May 27, 1999.

"We are pleased that the Department of Justice has cleared our acquisition and we appreciate the effort made by the Department to review this matter expeditiously", said Sanjay Kumar, CA's president and chief operating officer. "After reviewing hundreds of products, the agreement with the Justice Department will result in the sale of a few Platinum mainframe products under the supervision of a court appointed trustee. We can now move forward with our plans for Platinum technology and to achieve the synergies that hold much promise for our clients."

As a consequence of the extension of the expiration date, holders of Platinum common stock may tender or withdraw shares until 12:00 midnight, New York City time, on Thursday, May 27, 1999, unless the offer is further extended. The offer was previously scheduled to expire on May 25, 1999.

Based on the latest count of tendered shares, approximately 76,941,698 shares of Platinum technology International, inc. common stock have been validly tendered and not withdrawn pursuant to the tender offer.

The information agent for the offer is MacKenzie Partners, Inc. 156 Fifth Avenue, New York, NY 10010, telephone 212-929-5500 or 800-322-2885.

Platinum technology International, inc. (Nasdaq: PLAT) provides software products and consulting services that help Global 10,000 companies manage and improve their IT infrastructures-including systems and database management, e-commerce, application infrastructure management, data warehousing, knowledge management, decision support, and year 2000 reengineering. The 12-year-old company has more than 120 offices across six continents.

Computer Associates International, Inc. (NYSE: CA), the world leader in mission-critical business computing, provides software, support and integration services in more than 100 countries around the world. CA has more than 14,000 employees and had revenue of $5.3 billion in fiscal year 1999. For more information about CA, please call 516-342-5224 or email info@cai.com. CA's World Wide Web address is http://www.cai.com.

SOURCE Computer Associates International, Inc.

CONTACT: Doug Robinson, Investor Relations, 516-342-2745, dougr@cai.com, or Bob Gordon, Public Relations, 516-342-2391, or bob@cai.com, both of Computer Associates International, Inc.

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